WE ARE

FAN OWNED CLUB

September 2023

Problem

Soccer fans want a stronger connection to the teams they follow, but clubs lack the expertise, resources and funding to deliver.

Solution

Fan Owned Club crowdfunds minority stakes in soccer clubs and delivers a unique owner experience to fans, and resources and capital to clubs.



FCPS
A FAN OWNED CLUB

FC Pinzgau Saalfelden
Austrian 3rd Division


Bozen
Brenner
Bregenz
Innsbruck -Ost

We **crowdfunded** the purchase of our **first club in 2019 to give fans a voice.**

How It Works

We crowdfund minority stakes in clubs, bring in expertise and resources to increase club value, and exit at a multiple.

1

Partner With Clubs

Raise club profile
Bring expertise
Crowdfund fan owners



FOC earns fee for services + minority stakes in clubs

2

Launch Owner Experience

Develop +Fan platform
Scale with new fans
Subscription based $

+FAN

Annual subscription revenue + global sponsorships

3

Drive Club Value

Add expertise
Leverage network
Sell club equity



Share in network synergies + exit value with equity sales

Market Size

There are 3.5 billion soccer fans globally and hundreds of thousands of clubs. We are initially focused on the estimated 82 million US soccer fans and 2K lower-level European clubs.

The US soccer fan base is growing rapidly but European soccer is more popular and growing faster with the US audience.

82M

US Soccer Fans & Growing

% Growth Since 2012*



60
50
40
30
20
10
0
52
42
27
8
Adult Fan Growth
Soccer
Hockey
Basketball
Baseball

*worldsoccertalk.com 9/2022

420K

MLS Season Ticket Holders
Avg Cost of $800/yr

1 million subscribers



MLS
Season Pass

$99/yr • $14.99/mo

Avg US TV Match Audience('000)*



600
400
200
0
273
293
+7.3%
462
507
+9.7%
MLS
EPL

PREMIER LEAGUE

**Forbes, 8/23

Value Proposition

Teams generate incremental recurring revenue while fans get a unique Owner experience and skin in the game.

Clubs

- Build stronger relationships with existing fans, add new fans
- Connect with younger, digital native audience, elusive 18-24 demo
- Remove geographic limitations and create loyalty globally
- Build new revenue & sales - ↑ merch sales & attendance, + subscription $

Fans

Insider Access

1st to know • Fan Owner Calls • Exclusive Content

Influence on Operations

Small group calls • Fan Owner Committees • Strategy & Budget Input

Profit Opportunity

Share Appreciation • Dividends • Distributions from Asset Sales

Traction

We drove performance, revenue and fan interest with Club 1. Now we are scaling with new club partnerships and a Fan platform.

FCPS
A FAN OWNED CLUB
FC Pinzgau Saalfelden
Austrian 3rd Division

Turnaround
From relegation zone to playoffs <5 years

$1.6M raised
43 states
8 countries
500+ investors

Club #2
1st Division Club partnership coming Dec 2023

Platform
Scalable fan experience coming Spring 2024

*These forward-looking statements reflect the Company's views at the time such statement were made with respect to future events and are not a guarantee of future performance or developments.

Competition

For Fans	FOC		Chattanooga Football Club	Aurora	Flower City Union	Detroit City FC	Lewes FC	Manchester United
Insider Access	✓	✗	✗	✗	✗	✗	✓	✗
Influence on Operations	✓	✗	✗	✗	✗	✗	✓	✗
Profit Opportunity	✓	✗	✗	✗	✗	✗	✗	✓
Promotion Chase	✓	✗	✗	✗	✗	✗	✓	✓
Multi-Club	✓	✗	✗	✗	✓	✗	✗	✗

For Teams	FAN	FanMaker		FE VO
Capital Raise	✓	✗	✗	✗
Expertise & Network Effect	✓	✗	✗	✗
Incremental Revenue	✓	✓	✓	✓
Minor Division Clubs	✓	✗	✗	✗
Integrated Platform	2024	✗	✗	✗

Most fan ownership opportunities are cosmetic offering little for fans not already connected to a team or area.

Our team



Steve Paris
Founder
General Mills, Quotient, Marketing, Sales, GM



David Herman
Marketing
Manchester United, USA Agency, Adtech, Sales



Vanessa Nordstrom
Operations
General Mills, Health & Wellness, MN Thunder



Chris Sydney
Sporting Director
Coach, player and agent with global experience



Shawn Parker
US Youth Partners
Coach, player, youth club director



Marcus Haslam
Graphic Design
Award winning freelancer



C.J. Williams
Digital Experience
Agency and client side, SEO expert



Sierra Cristiano
Project Ascend
ex. Div 1 MVP player, coach, Big Pharma mkt & sales



David Crouch
Platform Lead
Founder and CEO, ten24 digital, Slatwall Commerce

BOARD & ADVISORS

Ken Neal, President, Alliance Sports Management ▪ Trey Fitz-Gerald, Real Salt Lake ▪ Darren Bowman NeXGen
Zafar Khan, 3M ▪ Adam Kmiec, United Healthcare ▪ Joe Rugo, Fevo ▪ Bari Harlam, Co-Founder, Trouble

Currently based in Austria


The Beautiful Trip Contest
All investors will be entered to win a **VIP Match Day Experience** to watch YOUR team play in 2024 or 2025 season in the fairy tale beautiful Austrian Alps including:
• Three Nights Four-Star Accommodation for two
• VIP Match Day Experience at 1508 Saalfelden Arena
• Personal Meet & Greet with First Team(s)
• Dinner with Founders
• Match Worn and Collectable FCPS Signed Collateral
• And more…an experience of a lifetime

WEFUNDER Perk Levels

$500	$1,050	$1,650	$2,480	$4,950
Shares & voting rights	Shares & voting rights	Shares & voting rights	Shares & voting rights	Shares & voting rights
Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit Duffel Bag	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit Duffel Bag Home Jersey Hoodie	Downloadable Owner Certificate Shop Discount Fan Owner Sticker FCPS Cap Signed Team Photo Scarf $50 Merch Credit Duffel Bag Home Jersey Hoodie Plush Blanket Signed Jersey
25 Contest Entries	50 Contest Entries	100 Contest Entries	200 Contest Entries	750 Contest Entries
	2 home match tickets per annum	2 home match tickets per annum	2 VIP home match tickets per annum	4 VIP home match tickets per annum

Projected use of funds


$544,000
Goal
$138,020
$114,240
$46,188
$125,120
$25,000
$54,402
$40,800
Players and Staff
Fan Owner Experience
Beta Platform
Operating Expenses
Marketing
Debt
Wefunder Fees

Liquidity & Exit Paths*

1. **Share Appreciation**
   Private sales or a future secondary market listing to create liquidity and profit options
2. **Dividends from future operations**
   Driven by new clubs, +Fan subscriptions, sponsorships, media and events
3. **Contributions for asset sales**
   HNW, institutional investors continue to drive investment in lower league European soccer

*These forward-looking statements reflect the Company's views at the time such statement were made with respect to future events and are not a guarantee of future performance or developments.


WE ARE
FAN
OWNED CLUB
Thank You!
© 2023 FAN OWNED CLUB INC • PROPRIETARY & CONFIDENTIAL